VIA EDGAR

April 27, 2012

Ms. Kathryn McHale
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	MSB Financial Corp.
Form 10-K
Filed September 28, 2011
Definitive Proxy Statement on Schedule 14A
Filed October 14, 2011
Form 10-Q for Fiscal Quarter Ended December 31, 2011
Filed February 14, 2012
File No. 001-33246

Dear Ms. McHale:

On behalf of MSB Financial Corp. (the “Company”), set forth below are the responses of the Company to the comments contained in the Staff’s letter of comment, dated April 18, 2012.  For ease of reference, each comment is reproduced below followed by the Company’s response.

Form 10-Q

1.
We note that the footnotes to your financial statements for the quarter ending December 31, 2011 are not in XBRL format as required by Rule 101 of Regulation S-T. Please amend your 10-Q to comply with this requirement.

Based on your telephone conversation on April 20, 2012 with Joan S. Guilfoyle, Esq. of the firm Spidi & Fisch, PC, our securities counsel, we understand that the Commission will not be requiring the Company to file an amendment to its Form 10-Q to correct the XBRL exhibits to the Form 10-Q which inadvertently omitted the notes to the financial statements.  We hereby undertake to include complete XBRL exhibits in future filings.

Ms. Kathryn McHale
Staff Attorney
April 27, 2012

In addition, we have instituted an additional level of review in the XBRL process so as to help ensure these types of errors do not occur.

Definitive Proxy Statement on Schedule 14A
Related Party Transactions, page 14

2
In future filings, please undertake to provide the disclosure required by Item 404(a) and Instruction (4)(c) thereto and Item 404(d) regarding any loans to related parties that were not made at the same interest rates prevailing at the time for comparable loans with persons not related to you. Please, supplementally, provide this disclosure to the staff for your fiscal year ended June 2011.

We hereby undertake to provide the disclosure required by Item 404(a) and Instruction (4)(c) thereto and Item 404 (d) regarding any loans to related parties that were not made at the same interest rates prevailing at the time for comparable loans with persons not related to us.  Please see Exhibit A to this letter for the requisite disclosure for the year ended June 30, 2011.

* * * * *
We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (908) 458-4002 or our attorney, Joan S. Guilfoyle, Esq. at (202) 434-4660.

Sincerely

/s/ Michael A. Shriner

Michael A. Shriner

EXHIBIT A

					Amount of
					Principal
			Largest Amt.	Current	Paid
		Net	Outstanding During	Balance	During the Fiscal
Name of Related	Nature of	Interest	Fiscal Year ended	As of	Year-ended	Secured or
Person	Relationship	Rate	6/30/2011	4/24/2012	6/30/2011	Not Secured
William Scott Gallaway	Director	3.750%	192,413.74	0.00	4,491.68	secured
William Scott Gallaway	Director	2.750%	259,324.32	0.00	0.00	secured
Gary Jolliffe	Director and past CEO & President	5.000%	308,607.52	182,128.97	20,960.29	secured
Albert Olsen	Director	2.750%	180,429.32	172,655.48	4,165.55	secured
Albert Olsen	Director	2.750%	124,972.40	122,200.00	12,510.69	secured
Fred Rossi	Director	2.750%	0.00	0.00	0.00	secured
Michael Shriner	Director and current CEO & President	4.500%	230,000.00	219,191.42	1,624.18	secured
Susan Schumann	VP & Security Officer	2.750%	26,895.82	10,732.59	11,546.69	secured